# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Londian Wason New Energy Tech Inc., CIK 0002006960
CUSIP: 54179A109
Title of class of securities: Ordinary Shares, par value US$0.00001 per share
Address of issuer's principal executive offices: T1-7A, 1 Shenzhen Bay Plaza, No. 2233 South Keyuan Road, Shenzhen, China (F4), 518054
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002145465

## Reporting persons
- Wang Guanran: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 200,335,615; shared voting power 0; sole dispositive power 200,335,615; shared dispositive power 0; aggregate amount beneficially owned 200,335,615 (50.9% of the class)
- DR Global Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 131,493,850; shared voting power 0; sole dispositive power 131,493,850; shared dispositive power 0; aggregate amount beneficially owned 131,493,850 (33.4% of the class)
- Jesi Industrial Development (Hong Kong) Limited: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 30,206,719; shared voting power 0; sole dispositive power 30,206,719; shared dispositive power 0; aggregate amount beneficially owned 30,206,719 (7.7% of the class)
- Advanced New Energy Material Technology Holding Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 28,453,440; shared voting power 0; sole dispositive power 28,453,440; shared dispositive power 0; aggregate amount beneficially owned 28,453,440 (7.2% of the class)

## Item 1. Issuer
Name of issuer: Londian Wason New Energy Tech Inc.
Address of issuer's principal executive offices: TL-7A, SHENZHEN BAY PLAZA, NO. 2233 SOUTH KEYUAN RD, NANSHAN DIST, SHENZHEN, CHINA, 518054

## Item 2. Person Filing
Name of person filing:
This statement is filed jointly by Mr. Guanran Wang, DR Global Holdings Limited, Jesi Industrial Development (Hong Kong) Limited and Advanced New Energy Material Technology Holding Ltd.

DR Global Holdings Limited, Jesi Industrial Development (Hong Kong) Limited and Advanced New Energy Material Technology Holding Ltd. are ultimately wholly owned by Mr. Guanran Wang.
Address of principal business office or, if none, residence:
The principal business address of Mr. Guanran Wang is T1-7A, 1 Shenzhen Bay Plaza, No. 2233 South Keyuan Road, Nanshan District, Shenzhen, China, 518054, PRC.

The principal business address of DR Global Holdings Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

The principal business address of Jesi Industrial Development (Hong Kong) Limited is Suite 2904, Two Exchange Square, 8 Connaught Place, Central, Hong Kong.

The principal business address of Advanced New Energy Material Technology Holding Ltd. is Ascentium (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KYI-1002, Cayman Islands.
Citizenship:
Mr. Guanran Wang is a citizen of the People's Republic of China.

DR Global Holdings Limited is organized under the laws of British Virgin Islands.

Jesi Industrial Development (Hong Kong) Limited is organized under the laws of Hong Kong.

Advanced New Energy Material Technology Holding Ltd. is organized under the laws of Cayman Islands.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Guanran Wang: 200,335,615
DR Global Holdings Limited: 131,493,850
Jesi Industrial Development (Hong Kong) Limited: 30,206,719
Advanced New Energy Material Technology Holding Ltd.: 28,453,440
Percent of class:
Guanran Wang: 50.9%
DR Global Holdings Limited: 33.4%
Jesi Industrial Development (Hong Kong) Limited: 7.7%
Advanced New Energy Material Technology Holding Ltd.: 7.2%
Sole power to vote or to direct the vote:
Guanran Wang: 200,335,615
DR Global Holdings Limited: 131,493,850
Jesi Industrial Development (Hong Kong) Limited: 30,206,719
Advanced New Energy Material Technology Holding Ltd.: 28,453,440
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition:
Guanran Wang: 200,335,615
DR Global Holdings Limited: 131,493,850
Jesi Industrial Development (Hong Kong) Limited: 30,206,719
Advanced New Energy Material Technology Holding Ltd.: 28,453,440
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
EXHIBIT 99.1 JOINT FILING AGREEMENT

## Signatures
- Wang Guanran: /s/ Guanran Wang, Guanran Wang (11/10/2026)
- DR Global Holdings Limited: /s/ Guanran Wang, Guanran Wang /Director (11/10/2026)
- Jesi Industrial Development (Hong Kong) Limited: /s/ Guanran Wang, Guanran Wang /Director (11/10/2026)
- Advanced New Energy Material Technology Holding Ltd.: /s/ Guanran Wang, Guanran Wang /Director (11/10/2026)